

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Via E-mail
Greg Collett
Authorized Representative
WGC USA Asset Management Company, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

>   **Re: The Global Currency Gold Trust**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 31, 2014**
>   **CIK No. 0001618181**

Dear Mr. Collett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will continue to monitor future amendments for your response to comment 7 of our letter dated September 25, 2014.

Prospectus Summary, page 1

2.   We have reviewed your response to comment 14 of our letter dated September 25, 2014. Please revise your prospectus summary to briefly describe how the Gold Delivery Agreement swap will be used by the fund. We note your disclosure on page 4 that you will not get exposure using traditional swaps. Please also revise your disclosure to describe how the Gold Delivery Agreement differs from traditional swaps.

Trust Objective, page 3

3.   We have considered your response to comments 8 and 16 in our letter dated September 25, 2014. Please tell us whether the arrangement to cover such custodial and delivery provider fees is memorialized via agreement and direct us to such disclosure. We may have further comment.

Objective of the Fund

Comparing the Performance of the Index and the Gold Price, page 45

4.   We have considered your revisions in this section in response to comments 5 and 12 in our letter dated September 25, 2014. Please supplementally provide us with highlighted copies of the Bloomberg and World Gold Council materials that served as the basis for these figures. Please also qualify your disclosure in this section, consistent with your response, to reflect that many factors have impacted the fluctuations of gold and currencies during the reference period and, as such, affect the usefulness of the correlation between the index and the respective commodities. We may have further comment.

The Gold Delivery Provider and The Gold Delivery Agreement, page 66

5.   We have reviewed your response to comment 14 and note your disclosure on page 67. Please tell us supplementally approximately what percentage of the fund's assets you anticipate being subject to Gold Delivery Agreement(s) at any one time, and whether there will be more than one Gold Delivery Provider at any one time. Please also file the Form of Gold Delivery Agreement with your next amendment or provide us with a copy to review. We may have further comment.

6.   We note your disclosure on page 67 that the Gold Delivery Agreement will not be traded on an organized exchange or cleared by a clearing organization, but rather will be negotiated and transacted on a bilateral basis. To the extent material, please describe your expected exposure to counterparty concentration, if any, and whether you expect to have any constraints in place with respect to counterparty exposure.

Plan of Distribution, page 84

7.   We note the Specialist will be receiving Seed Creation Units in connection with the formation of the fund. Please provide us with an analysis as to whether the Specialist may be deemed an underwriter.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

8.   We note your response to comment 17 in our letter dated September 25, 2014. Please file the tax opinions with your next amendment or provide the draft opinion for us to review with your next amendment.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Richard F. Morris, Esq.
        Morgan, Lewis & Bockius LLP